Mail Stop 6010

July 13, 2006

Harold L. Brand, President
Cybra Corporation
One Executive Blvd.
Yonkers, New York 10701

Re: Cybra Corporation
         Form SB-2 Registration Statement
         File No. 333-135068

Dear Mr. Brand:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments Applicable to the Entire Document

1.   Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Prospectus Cover Page

2.   Please expand the disclosure to disclose the fixed price at which the selling shareholders will offer the shares until such time as a market develops. We will not object if you also say that if a market develops, the selling shareholders will offer the shares at prevailing market prices. You should also revise the disclosure under "Determination of the Offering Price," "Plan of Distribution" and elsewhere as may be appropriate.

3.   Please revise the cross reference to the risk factor section so that it is in bold face type and stands out from the remaining disclosure on the page.

4.   Please relocate the third paragraph so that it appears after the cross reference.

5.   Please delete all of the parenthetical phrases on this page. If the information in the parentheticals is material, please present it in its own sentence.

6.   Please delete the phrase "certain debenture and warrant holders" from the first paragraph and "underlying certain debentures owned by the debenture holders" from the second paragraph. You are registering common stock for resale, so the information about the debenture holders is irrelevant and confusing, particularly since a portion of the shares being offered were sold directly to the selling shareholders.

7.   Please disclose where your securities are currently traded and whether you intend to apply for listing anywhere.

Prospectus Summary – page 5

Cybra Corporation – page 5

8.   The disclosure in this section is written almost entirely in industry jargon. Please rewrite it in plain English so that readers who are not familiar with your industry can understand it. Please note that industry jargon should not be used in the forefront of the registration statement unless you cannot convey meaning without using the term.   When such a term appears in the summary or risk factors, you should explain what it means the first time you use it. Here are some examples of terminology that need to be replaced:

- RFID middleware for IBM's i5 and iSeries (formerly known as the AS/400) mid-range server hardware

- User's application database or spooled output files

- Contains RFID support and an enhanced JMagic WYSIWYG designer

- Leading Enterprise Resource Planning, Manufacturing, Supply Chain and Warehouse Management software products

9. In a number of places here and in the body of the prospectus you make claims regarding the size of your market and claims regarding the share of the market held by other companies. For example, in the third paragraph of this section you say "…the IBM iSeries market, the world's leading midrange computer system with over 750,000 sold worldwide," and "approximately 500,000 iSeries servers are in use today, installed in 98% of Fortune 100 companies." Please provide factual support for these claims. You should mark your supporting data to show the information you are relying on and tie each support to the respective claim in the registration statement. In the alternative, you may delete these claims.

10. In the fourth paragraph on page 5, you say that your customers include "Gucci, Foot Locker, Lenox, Manhattan Associates, Olympus America, Remy Cointreau, Roland, Kmart, Tiffany and Kraft General Foods." This suggests that these entities are material customers of yours. Please delete their names from the summary, or in the alternative, disclose the percentage of your revenue attributable to each of them during each of the last two years.

11. In the next to last paragraph of page 3 you include a statement projecting revenue of up to $5 million by 2008. Please refer to General Rule 10(d) of Regulation S-B which discusses the inclusion of projections in filings made with the Commission. It is inappropriate to include a projection such as this in your summary. Please delete it. If you wish to include this projection elsewhere in the body of the registration statement you will need to comply with General Rule 10(d).

12. Does the company have a website? If so, please include the address in the summary.

Risk Factors – page 7

13. In this risk factor you identify three competitors: TL Ashford, Teklynx and Loftware. Please clarify whether these entities are larger than you, have longer operating histories, greater market presence, etc. It is unclear whether they are your primary competition at the present time, or whether you selected these names on some other basis. Please revise the risk factor accordingly.

14.   It is unclear from the disclosure up to this point whether your customers make one-time purchases from you or whether they make continuous purchases from you. Please discuss this in the risk factor.

We are dependent on strategic relationships. – page 11

15.   Please expand the risk factor to identify the relationships you are dependent upon. If you have agreements with these entities, you should file the agreements as exhibits to the registration statement.

Reliance upon third-party suppliers for components may place us at risk of interruption of supply or increase in costs. – page 11

16.   Please identify the third-party suppliers you rely on, as well as what you rely on them for. Also, please be more specific about the potential adverse consequences that could result from a failure of these relationships and the length of time that it could take to replace them

We are subject to control by officers and management and there could be conflicts of interest with management which may be adverse to your interests. – page 11

17.   Please clarify whether the 80% ownership figure is before or after the exercise of the warrants or conversion of the debt securities. Under "The Offering" on page 6 you indicate that as of April 1, 2006 you had 10,956,000 shares of common stock outstanding and that you could issue up to 14 million additional shares if all the warrants were exercised and the debentures converted. Consequently, it is not clear whether you are referring to ownership at the current time, or at some point in the future. Please revise the disclosure accordingly.

The existence of outstanding warrants may harm our ability to obtain additional financing and their exercise will result in dilution to your interests.

18.   Please expand the risk factor to disclose the material terms of the outstanding warrants. This would include the conversion ratio, the exercise price, the expiration and other material information.

Selling Shareholders – page 13

19.   Please include a discussion of the circumstances and details of the transactions in which the debentures, warrants and shares of common stock were sold. In your letter of

response, please explain the basis for your belief that the issuance of these securities were exempt from registration.

20.   In the last paragraph on page 13, please explain what you mean when you say the price of each share will be "as exhibited by the bid and ask on an applicable exchange." You indicated, on the cover page, that the stock is not listed on an exchange and it is unclear whether you intend to seek a listing of the stock on any exchange.

21.   According to footnote 4 to the fee table, you are registering 1,826,000 shares for resale that were originally sold to three individuals in a private placement. These shares do not appear to be included in the selling shareholder table. Please revise or advise as appropriate.

22.   Footnote 1 to the table indicates that the total number of shares included in this column represents 130% of the shares underlying the debentures. Please disclose the reason you are registering more than 100% of the shares underlying the debentures. We may have additional comments.

23.   Please refer to footnotes 2, 3 and 4. We note that the number of shares included in the first column of the table, are in excess of the number accounted for in each of the footnotes. Please explain the reason for the difference.

24.   For each non-natural person included in the table, please identify the natural person who exercises voting and investment rights over these securities.

Management – page 18

25.   Please expand the disclosure to state when each named person began his employment with the registrant, and his term of office. Also include the dates during which each person held each of his positions with the company or previous employers.

26.   Please be more specific about each person's employment during the last five years. This would include identification of each person's employer and his position with that employer.

27.   We are unable to locate the compensation disclosure required by Item 402 of Regulation S-B. It should be in the tabular format specified in the rule. When you file your first pre-effective amendment, please include this disclosure.

28.   We are also unable to locate the disclosure regarding certain relationships and related transactions specified in Item 404 of Regulation S-B. Please include this information in your first pre-effective amendment.

Directors to be appointed – page 20

29.   Please refer to Rule 438 of Regulation C. When you file your first amendment to the registration statement, please include, as exhibits to the registration statement, the written consents of Messrs. Rubin and Rothman. Also, provide the information specified in Item 401 of Regulation S-B for both of them.

Principal Stockholders and Holdings of Management – page 20

30.   Under "Business" on page 24 you indicate that in August 1997, Monarch Marking Systems acquired a minority ownership position in CYBRA. However, we note that this entity is not included in the ownership table. Please tell us why it is not included. We may have further comment.

Business – page 24

31.   Please clarify who owns the Mark Magic trademark. Also, please disclose whether the products you sell are patented, whether you have licenses to manufacture them, etc. If so, please discuss the material terms of the licenses and the duration of the patents. If not, please discuss how you prevent other entities from copying your products.

32.   Please explain what "ERP, Supply Chain and WMS products" are.

33.   It is unclear from the disclosure whether you market your products to end users, or whether you market your products to other manufacturers. Please discuss this in more detail. Also disclose whether you are materially dependent on one or a few major customers.

The Market – page 29

34.   Please identify the source of the information included in this section. It appears to be reproduced from a document prepared by some other entity. If you continue to include this information in your registration statement, you will need to identify the entity who prepared it and file the consent of the entity producing the information to the use of the information and its name as an exhibit to the registration statement. Also, if you continue

to include the information, please tell us whether the information was produced specifically for use in this registration statement. We may have additional comments.

35.   Please provide us with copies of the original documents from which you obtained this information. Please mark them to show the location of the information and tie it to the specific information included in the registration statement. The supporting data should clearly show who prepared the information and how the information was obtained.

36.   The information in this section appears to have been prepared in 2003. Please tell us whether this is the most recent information available. If so, please explain to us why information obtained in 2003 is still valid in the highly competitive market you describe in this document.

Competition – page 31

37.   While this section is called "Competition," it does not actually contain any information about your competition. Please expand it to include the information specified in Item 101(b)(4) of Regulation S-B.

Research and Development

38.   Please include a discussion of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities are borne directly by customers. See Item 101(b)(10) of Regulation S-B.

Management's Discussion and Analysis and Plan of Operation - page 33

39.   In accordance with Item 303 (c) or Regulation S-B, in a separately-captioned section, discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Where you can find more information – page 33

40.   Please revise the disclosure to include the Commission's correct addresses.

Financial Statements

Statements of Operations and Accumulated Deficit, page F-3

41.   We note that you recorded the debt forgiveness income as a nonrecurring item outside of operations. Pursuant to SFAS 145, the requirement to record extinguishment of debt as an extraordinary item in the statement of operations was rescinded. Please reclassify the debt forgiveness in continuing operations or tell us why your presentation is compliant with U.S. GAAP.

Note 1. Summary of Significant Accounting Policies

Software Costs, page F-5

42.   Please clarify where you record research and development costs in the statement of operations.

Note 6. Notes Payable, page F-11

43.   We note that the interest on the $50,000 note was waived. Please disclose and tell us how you accounted for the forgiveness of this interest. In addition, please tell us if you incurred any interest expenses for the additional $101,000 advance and, if not, how this accounting complies with APB 21.

Financial Statements, page F-15

44.   Please label your financial statements for the three months ended March 31, 2006 as unaudited.

Exhibits

45.   We note that you have not filed any material agreements as exhibits to the registration statement. Please tell us why you believe that none of your agreements are required to be filed. Please refer to Item 601(b)(10) of Regulation S-B.

Signatures

46.   Please identify and include the signature of your controller or principal accounting officer.

*	*	*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Christine Allen at 202-551-3652 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Thomas G. Amon, Esq.
       Law Offices of Thomas G. Amon
       500 Fifth Avenue – Suite 1650
       New York, New York 10110